UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MAGELLAN HEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559079207

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559079207	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,373,642
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,373,642
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,642
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 559079207	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,373,642
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,373,642
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,642
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 559079207	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,373,642
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,373,642
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,642
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 559079207	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON: Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,373,642
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,373,642

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,642
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 (the “Shares”), of Magellan Health, Inc., a company incorporated in Delaware (the “Company”). The principal executive offices of the Company is 4801 E. Washington Street, Phoenix, AZ, 85034, United States.

Item 2.	identity and background

(a)       The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), and (iii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)       The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)       Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 1,373,642 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $129,082,992 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 1,373,642 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

The 6,295 Shares reported herein were acquired in the ordinary course of business on behalf of certain clients of Magnetar Financial in an another strategy unrelated to risk arbitrage to cover its short positions described in Item 6.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 8-K filed on January 4, 2021 that 25,887,446 Shares were issued and outstanding as of December 28, 2020.

(a)               As of the close of business February 5, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,373,642 Shares, which consisted of (i) 555,796 Shares held for the benefit of PRA Master Fund, (ii) 682,563 Shares held for the benefit of Constellation Fund; and (iii) 135,283 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.31% of the Shares.

(b)               As of the close of business February 5, 2021, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,373,642 Shares, which consisted of (i) 555,796 Shares held for the benefit of PRA Master Fund, (ii) 682,563 Shares held for the benefit of Constellation Fund; and (iii) 135,283 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.31% of the Shares.

(c)               Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

As disclosed by the Company in the Form 8-K filed with the SEC on January 4, 2021:

On January 4, 2021, Magellan Health, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Centene Corporation, a Delaware corporation (“Centene”), and Mayflower Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Centene (“Merger Sub”). Among other things, the Merger Agreement provides, subject to the satisfaction or, where permissible, waiver of the conditions to closing set forth therein, for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Centene (the “Surviving Corporation”). Each capitalized term used herein but not otherwise defined has the meaning given to it in the Merger Agreement.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock owned by the Company, any shares of Company Common Stock owned by Centene or Merger Sub, any shares of Company Common Stock as to which appraisal rights have been properly exercised, and any shares of Company Common Stock underlying restricted stock awards of the Company) will be automatically canceled and converted into the right to receive $95.00 in cash, without interest (the “Merger Consideration”).

(d)       No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

ITEM 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

A client of Magnetar Financial has entered into a total return swap agreement giving it economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management. Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

The 26,381 Shares described herein that were sold short in the ordinary course of business on behalf of certain clients of Magnetar Financial in an unrelated strategy to risk arbitrage, and they were obtained from prime brokers pursuant to customary securities lending agreements.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 8, 2021 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

magnetar financial llc

By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz

Name:	Alec N. Litowitz
Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
12/23/2020	79	81.53
12/28/2020	92	82.25
1/4/2021	354,510	93.21957(3)
1/4/2021	36,778	94.15478(4)
1/5/2021	105,498	94.29979(5)
1/6/2021	2,100	94.52286(6)
1/7/2021	6,373	94.51722(7)
1/8/2021	46,738	94.30645(8)
1/11/2021	28,704	94.34956(9)
1/12/2021	27,322	94.50156(10)
1/13/2021	29,000	94.48233(11)
1/14/2021	317,326	94.47578(12)
1/15/2021	21,937	94.46332(13)
1/19/2021	14,916	94.47966(14)
1/20/2021	30,059	94.44775(15)
1/21/2021	34,789	94.53152(16)
1/22/2021	29,132	94.53520(17)
1/25/2021	5,100	94.49903(18)
1/26/2021	38,355	94.54829(19)
1/27/2021	78,709	93.48357(20)
1/27/2021	16,891	94.40003(21)
1/28/2021	65,721	93.11958(22)
1/28/2021	6,422	93.87959(23)
1/29/2021	10,917	93.40299(24)
1/29/2021	35,783	94.17312(25)
2/1/2021	20,033	93.91264(26)
2/2/2021	16,653	93.77606(27)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $93.21957 per share, at prices ranging from $92.9164 to $93.91 per share.

(4) Reflects a weighted average purchase price of $94.15478 per share, at prices ranging from $93.93 to $94.23 per share.

(5) Reflects a weighted average purchase price of $94.29979 per share, at prices ranging from $93.57 to $94.55 per share.

(6) Reflects a weighted average purchase price of $94.52286 per share, at prices ranging from $94.50 to $94.54 per share.

(7) Reflects a weighted average purchase price of $94.51722 per share, at prices ranging from $94.41 to $94.55 per share.

(8) Reflects a weighted average purchase price of $94.30645 per share, at prices ranging from $93.91 to $94.55 per share.

(9) Reflects a weighted average purchase price of $94.34956 per share, at prices ranging from $94.91 to $94.55 per share.

(10) Reflects a weighted average purchase price of $94.50156 per share, at prices ranging from $94.30 to $94.55 per share.

(11) Reflects a weighted average purchase price of $94.48233 per share, at prices ranging from $94.36 to $94.55 per share.

(12) Reflects a weighted average purchase price of $94.47578 per share, at prices ranging from $94.36 to $94.55 per share.

(13) Reflects a weighted average purchase price of $94.46332 per share, at prices ranging from $94.35 to $94.55 per share.

(14) Reflects a weighted average purchase price of $94.47966 per share, at prices ranging from $94.41 to $94.55 per share.

(15) Reflects a weighted average purchase price of $94.44775 per share, at prices ranging from $94.385 to $94.54 per share.

(16) Reflects a weighted average purchase price of $94.53152 per share, at prices ranging from $94.5315 to $94.54 per share.

(17) Reflects a weighted average purchase price of $94.53520 per share, at prices ranging from $94.49 to $94.55 per share.

(18) Reflects a weighted average purchase price of $94.49903 per share, at prices ranging from $94.405 to $94.55 per share.

(19) Reflects a weighted average purchase price of $94.54829 per share, at prices ranging from $94.535 to $94.55 per share.

(20) Reflects a weighted average purchase price of $93.48357 per share, at prices ranging from $93.03 to $94.03 per share.

(21) Reflects a weighted average purchase price of $93.40003 per share, at prices ranging from $94.21 to $94.55 per share.

(22) Reflects a weighted average purchase price of $93.11958 per share, at prices ranging from $92.63 to $93.54 per share.

(23) Reflects a weighted average purchase price of $93.87959 per share, at prices ranging from $93.66 to $94.00 per share.

(24) Reflects a weighted average purchase price of $93.40299 per share, at prices ranging from $92.88 to $93.88 per share.

(25) Reflects a weighted average purchase price of $94.17312 per share, at prices ranging from $93.89 to $94.53 per share.

(26) Reflects a weighted average purchase price of $93.91264 per share, at prices ranging from $93.60 to $94.36 per share.

(27) Reflects a weighted average purchase price of $93.77606 per share, at prices ranging from $93.57 to $94.27 per share.

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
12/22/2020	3,811	80.01729(3)
12/23/2020	5,000	81.80559(4)
12/28/2020	5,000	82.16585(5)
12/30/2020	5,181	82.58460(6)
12/31/2020	5,000	83.06760(7)
1/8/2021	2,332	94.34601(8)
2/1/2021	57	93.67

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average sale price of $80.01729 per share, at prices ranging from $79.96 to $80.075 per share.

(4) Reflects a weighted average sale price of $81.80559 per share, at prices ranging from $81.69 to $81.888 per share.

(5) Reflects a weighted average sale price of $82.16585 per share, at prices ranging from $82.14 to $82.22 per share.

(6) Reflects a weighted average sale price of $82.58460 per share, at prices ranging from $82.21 to $83.00 per share.

(7) Reflects a weighted average sale price of $83.06760 per share, at prices ranging from $83.06 to $83.17 per share.

(8) Reflects a weighted average sale price of $94.34601 per share, at prices ranging from $94.00 to $94.63 per share.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 8, 2021, among the Reporting Persons.